agilysys

INVESTOR PRESENTATION



Q2 FY2024

Forward-looking Statements & Non-GAAP Financial Information

Forward-Looking Language
This presentation contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, our revenue, subscription revenue and Adjusted EBITDA guidance for the 2024 fiscal year and statements we make regarding expected property management room growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the effect of the COVID-19 pandemic on our business and the success of any measures we have taken or may take in the future in response thereto; and the risks described in the Company’s filings with the Securities and Exchange Commission, including the Company’s reports on Form 10-K and Form 10-Q.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement that may be made from time to time, whether written or oral, whether as a result of new information, future developments or otherwise.

Use of Non-GAAP Financial Information
To supplement the unaudited consolidated financial statements presented in accordance with U.S. GAAP in this press release, certain non-GAAP financial measures as defined by the SEC rules are used. These non-GAAP financial measures include EBITDA, Adjusted EBITDA, adjusted net income, adjusted basic earnings per share, adjusted diluted earnings per share and free cash flow. Management believes that such information can enhance investors’ understanding of the Company’s ongoing operations.



Our Mission

Helping Our Customers Improve Employee & Guest Experiences, With Dedication To Past, Present & Future Customer Investments In Our Products And Services.

Agilysys Defining Strategy Pillars



1. 100% HOSPITALITY FOCUSED
2. OBSESSIVELY CUSTOMER-CENTRIC
3. CORE PRODUCT FOCUS & INNOVATION DRIVEN
4. STATE OF THE ART CLOUD-NATIVE & ON-PREMISE OPTIONS
5. END-TO-END COMPREHENSIVE SOLUTION OFFERINGS

100% Hospitality Focused - Why It Matters


ALL RESOURCES


EXECUTIVE ACCESS


DOMAIN EXPERTISE


RAPID INNOVATION


FUNCTIONAL DEPTH
Analyze
Loyalty &
Central Reservations
Book
ANALYTICS & RE-ENGAGE
TRIP PLANNING
TRIP BOOKING
PRE-ARRIVAL
Express Kiosk
Express Mobile
Digital Marketing
Food & Beverage
InfoGenesis
Hospitality & Leisure
PMS
Inventory & Procurement
Eatec
SWS
Document Management
DataMagine
SURVEYS
RESERVATIONS
IN-VENUE
Pay
Authorize
IG Quick Pay
Reserve
PAYMENTS
IN-VENUE DINING
BACK OF HOUSE OPTIMIZATION
IN-VENUE AMENITIES
IG OnDemand
IG Kiosk
IG KDS
IG PanOptic Kiosk
IG Digital Menu Board
IG Smart Menu
Service
Sales & Catering
Golf
Reserve
Spa
Retail

Obsessively Customer-Centric - Why It Matters


ROADMAP INFLUENCE


BENEFITS BOTH


EQUAL TREATMENT


EMPATHY


SERVICES & SUPPORT
INVESTMENTS

Core Product Focus & Innovation Driven - Why It Matters


ENGINEERING STRENGTH


CONTINUOUS INNOVATION


PEOPLE & TECHNOLOGY


AUTOMATION


PROBLEM SOLVING

State Of The Art Cloud-native & On-premise Options - Why It Matters


EVOLVING TRENDS


INCREASED SECURITY


CLOUD SCALABILITY


PROVIDE CHOICE
Low Hardware Cost
Backup & Recovery Cost
Security Compliance
Cloud Base (SAAS)
VS
On-Premises
High Hardware Cost
Medium backup Cost
High Maintenance Cost


SPEED OF EXECUTION

End-To-End Comprehensive Solution Offerings - Why It Matters


COMMON PROFILE


GUEST JOURNEY
BOOK ITINERARY
CHECK IN / UPGRADE
GET KEYS
RESERVE A SEAT
ORDER A BITE
HOTEL
HIT THE COURSE
GET PAMPERED
REQUEST SERVICE
CHECK OUT
PAY
RE-ENGAGE


OMNI-CHANNEL


INTEGRATION


SINGLE VENDOR

Agilysys Hospitality Product Suite



Loyalty & Promotions
Analyze
Central Reservations
Book
TRIP PLANNING
TRIP BOOKING
ANALYTICS & RE-ENGAGE
PRE-ARRIVAL
Express Kiosk
Express Mobile
Digital Marketing
Food & Beverage
InfoGenesis
Hospitality & Leisure
PMS
Inventory & Procurement
Eatec
SWS
Document Management
DataMagine
SURVEYS
IN-VENUE RESERVATIONS
Pay
Authorize
IG Quick Pay
Reserve
PAYMENTS
IN-VENUE AMENITIES
IN-VENUE DINING
BACK OF HOUSE OPTIMIZATION
IG OnDemand
IG Kiosk
IG KDS
IG PanOptic Kiosk
IG Digital Menu Board
IG Smart Menu
Service
Sales & Catering
Golf
Spa
Retail
Reserve
3rd Party Solution Integration With Modern Restful APIs

Solution Strategy Themes



Extensible Experiences

The same code engines inform multiple workflows so solutions can be repurposed for multiple uses. Enables users to drive more revenue and us to extend how we monetize solutions within a market sector and across market sectors



Staff2Guest Efficiency

Solutions adapt from staff-facing to guest-facing. Dual purpose mitigates staff shortage challenges and elevates technology investment impact



Future-Forward Fluidity

Systems – and Agilysys services teams -- are designed to accommodate change without heavy IT impact. Choice is user-driven, from payments, to form factors, to guest and staff experiences.

Agilysys Global Presence



Windsor, UK
Seattle, WA
Toronto, ON
Las Vegas, NV
Santa Barbara, CA
Alpharetta, GA
Shenzhen, China
Hong Kong
Dubai, UAE
Chenn , India
Manila, Philippines
Kuala Lumpur, Malaysia
Singapore
Australia
Principal Location
Country with Installation
Reseller

agilysys High Return Hospitality™

Publicly Traded - NASDAQ: AGYS

Corporate Headquarters

- Alpharetta, Georgia

North America Offices

- Las Vegas, Nevada
- Santa Barbara, California
- Bellevue, Washington
- Toronto, Ontario

EMEA Office

- United Kingdom
- Dubai, UAE

APAC Offices

- Hong Kong
- Malaysia
- Philippines
- Singapore
- China
- Australia

Demonstration Centers

- Las Vegas, Nevada

India Development Center

- Chennai, India

Global Customers


Gaming


Managed Foodservice


Hotels, Resorts & Cruise


International

Station Casinos

Casino Arizona Talking Stick Resort

Caesars Entertainment

Compass Group

Morey's Piers and Water Parks

University of Houston

Banner Health

Hershey Entertainment & Resorts

Kalahari Resorts & Conventions

Marriott

Pinehurst

Royal Caribbean Group

Carnival UK

Marina Bay Sands Singapore

serco

Hilton

Total Addressable Market

ARR Market Opportunity
$4.8 Billion


SA
$0.35B
7%
APAC
$1.36B
28%
NA
$1.72B
37%
EMEA
$1.36B
28%

ARR Product Opportunity
$4.8 Billion


PMS
$1.61B
34%
POS
$3.18B
66%

*Agilysys ARR ~ $137M**

**Exit rate ARR quarter ended September 30, 2023.*

Agilysys Revenue Overview

20%

Total Revenue YOY Growth*

59%

Recurring Revenue as a % of Total Revenue*

52%

Subscription Revenue as a % of Recurring Revenue*

27%

Subscription Revenue YOY Growth Rate

**Data is as of the trailing twelve months ended September 30, 2023.*



We Provide Industry Leading Hospitality Solutions

Allocation of Revenue

Food and Beverage Solutions

POINT-OF-SALE
59% of Revenue

INVENTORY & PROCUREMENT
6% of Revenue

Lodging Solutions

PROPERTY MANAGEMENT
20% of Revenue

Payment Revenue
9% of Revenue

DOCUMENT MANAGEMENT
6% of Revenue

Region

North America
93% of Revenue

APAC Plus EMEA
7% of Revenue

Note: Revenue contribution figures represent percentage for the trailing twelve months ended September 30, 2023 and include an allocation of total revenue (excluding services) amounts to our 4 core product groupings and payment software related revenue.

Existing Customer Greenspace - Average Products FY Exit Rate



2.5
2.25
2
1.75
1.5
1.25
1
FY 2020
FY2021
FY2022
FY2023
Products Per Customer

agilysys High Return Hospitality™

Property Management Room Growth Opportunity

aPMS

Approximately 300,000 rooms under PMS management today

Expected to add a majority of the Marriott U.S. and Canada Luxury, Premium and Select Services rooms (min. 450,000)

Should reach about 900,000 rooms under management in 3 to 4 years with combined current growth momentum in PMS and Marriott rooms

FY24 Annual Guidance – *Raised guidance in October

Revenue

$235M TO **$238M**
ANNUAL REVENUE

FY21 = $137.2M
FY22 = $162.6M
FY23 = $198.1M

Original FY23 Guidance

$230M TO **$235M**
ANNUAL REVENUE

FY21 = $137.2M
FY22 = $162.6M
FY23 = $198.1M

EBITDA

14%
ADJUSTED EBITDA
AS % OF REVENUE

FY21 = 19.5%
FY22 = 16.8%
FY23 = 15.3%

Original FY23 Guidance

13%
ADJUSTED EBITDA
AS % OF REVENUE

FY21 = 19.5%
FY22 = 16.8%
FY23 = 15.3%

Subscription Revenue

28%
YEAR OVER
YEAR GROWTH

FY21 = 15.5%
FY22 = 28.0%
FY23 = 27.5%

Original FY23 Guidance

25%
YEAR OVER
YEAR GROWTH

FY21 = 15.5%
FY22 = 28.0%
FY23 = 27.5%

FINANCIAL OVERVIEW



Evolving Business, Evolving P&L

Business Metrics (as of 9/30/23)

Recurring Revenue* As % of Total Revenue	59%
Subscription Revenue* As % of Recurring Revenue	52%
Services Revenue* As % of Total Revenue	19%
Subscription Revenue Growth Y/Y*	27%
New Customer Count*	70

Financial Metrics and Valuation*

Share Price (11/10/23)	$86.79
Diluted Shares Outstanding	26.1M
Diluted Market Capitalization	$2,269.4M
Cash (as of 9/30/23)	$107.4M
Debt (as of 9/30/23)	$28.8M
Enterprise Value	$2,190.8M
Revenue	$217.5M
Gross Profit	$131.1M
Adjusted EBITDA^	$30.5M
Earnings per Share	$0.47
EV/Revenue	10.1x
EV/Gross Profit	16.7x

agilysys High Return Hospitality™

^Non-GAAP measure, see reconciliation on slide 30.
**Trailing twelve months ended September 30, 2023.*

Strong Balance Sheet

Consolidated Balance Sheet *(in thousands)*		
	September 30, 2023	March 31, 2023
Cash, Cash Equivalents and Marketable Securities^	$107,413	$112,842
Other Current Assets	45,998	41,816
Long-Term Assets	101,803	88,378
Total Assets	**$255,214**	**$243,036**
Current Liabilities	$72,707	$78,515
Other Liabilities	65,889	55,211
Total Liabilities	138,596	133,726
Shareholders’ Equity	116,618	109,310
Total Liabilities and Shareholders’ Equity	**$255,214**	**$243,036**

^Cash reduction through first 6 months of fiscal year 2024 related to capital expenditures for office relocations.

Revenue Growth ($M)

Nasdaq
AGYS


65
60
55
50
45
40
35
30
25
Jun CY19
Sept CY19
Dec CY19
Mar CY20
Jun CY20
Sept CY20
Dec CY20
Mar CY21
Jun CY21
Sept CY21
Dec CY21
Mar CY22
Jun CY22
Sept CY22
Dec CY22
Mar CY23
Jun CY23
Sept CY23
FY20
FY21
FY22
FY23
FY24

Recurring Revenue ($M)


35.0
30.0
25.0
20.0
15.0
10.0
5.0
-
Subscription
Maintenance
Jun CY19
Sept CY19
Dec CY19
Mar CY20
Jun CY20
Sept CY20
Dec CY20
Mar CY21
Jun CY21
Sept CY21
Dec CY21
Mar CY22
Jun CY22
Sept CY22
Dec CY22
Mar CY23
Jun CY23
Sept CY23
FY20
FY21
FY22
FY23
FY24

agilysys High Return Hospitality™

Historical Financial Results


Revenue - GAAP
$225,000
$215,000
$205,000
$195,000
$185,000
$175,000
$165,000
$155,000
$145,000
$135,000
$125,000
FY20
FY21
FY22
FY23
TTM*


Net Income (Loss) - GAAP
$15,000
$5,000
$(5,000)
$(15,000)
$(25,000)
$(35,000)
$4,641
$12,746
$12,220
$23.7M software impairment
FY20
FY21
FY22
FY23
TTM*


Adjusted EBITDA – Non-GAAP^
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
FY20
FY21
FY22
FY23
TTM*


Adjusted Diluted Earnings per Share – Non-GAAP^
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
FY20
FY21
FY22
FY23
TTM*

All numbers in thousands.
^ Non-GAAP measure, see reconciliation beginning on slide 30.
**Trailing twelve months ended September 30, 2023.*

APPENDIX



agilysys
Hospitality Experience Cloud




RECEPTION



FOOD & BEVERAGE ECOSYSTEM
CORE POS

EXPERIENCE
- Mobile Food Ordering
- Dining Reservations
- Kiosk
- PanOptic Self-Checkout
- Kitchen Display
- Digital Menus
- Digital Menu Board

ENHANCERS
- Loyalty & Promotions
- Enterprise Analytics
- Secure EMV Payments
- QR Payment
- Stored-Value Payment
- Gift Card

HOSPITALITY & LEISURE ECOSYSTEM
CORE PMS

EXPERIENCE
- Property-Wide Booking
- Spa
- Golf
- Sales & Catering
- Activities
- Retail
- Membership
- Residence Management
- Mobile/Kiosk Check-In/Out
- Digital Keys

ENHANCERS
- Digital Marketing
- Loyalty and Promotions
- Service Task Optimization
- Enterprise Analytics
- Call Center
- Secure EMV Payments
- Digital Authorizations
- Gift Card
- Document Management

INVENTORY & PROCUREMENT ECOSYSTEM
CORE I&P

EDITIONS
- Standard
- Enterprise
- Professional

MODULES
- Barcode
- Retail
- Punch Out
- Direct

Hospitality Solution Studios

Tailored to maximize **Return On Experience** (ROE) by specific venue and management model

- Airport
- Amusement Park
- Casino
- Corporate Dining
- Cruise
- Healthcare
- Higher Education
- Hotel Brand
- Independent Hotel
- Life Plan Community
- Management Company
- Resort
- Stadium
- Venue

Agilysys Omnichannel POS Solution

InfoGenesis


Kiosk
Digital Menus/Ordering
Dining Reservations
Mobile / Web
Marketing & Upsell
Point-of-Sale
Payments
Inventory & Procurement
Mobile App & APIs
Analytics

Agilysys Lodging Ecosystem


PMS

Central Reservations:
Central Reservations

Staff Task Management &
2-Way Guest Communication:
Service

Sales & Catering:
Sales & Catering

Activities:
Golf
Spa
Reserve

Point-of-Sale & Retail:
InfoGenesis
Retail

Check-In/Out:
Express Mobile

Document Management:
DataMagine

Payments:
Authorize
Pay

Business Analytics:
Analyze

Online Booking:
Book

Marketing & Upsell:
Loyalty & Promotions
Digital Marketing

Non-GAAP Reconciliation

AGILYSYS, INC.
RECONCILIATION OF NET LOSS TO EBITDA AND ADJUSTED EBITDA
(UNAUDITED)

(In thousands)	TTM*	Twelve Months Ended March 31, 2023	2022	2021	2020
Net income (loss)	**$ 14,056**	$ 14,582	$ 6,478	$ (21,001)	$ (34,067)
Income tax expense (benefit)	**1,589**	1,182	33	(208)	201
Income (loss) before taxes	**15,645**	15,764	6,511	(21,209)	(33,866)
Depreciation of fixed assets	**2,967**	1,769	2,210	2,832	2,574
Amortization of intangibles	**1,624**	1,743	1,654	1,959	2,541
Amortization of developed technology	**158**	159	42	-	12,561
Interest income	**(4,038)**	(2,192)	(47)	(87)	(371)
EBITDA (a)	**16,356**	17,243	10,370	(16,505)	(16,561)
Share-based compensation	**12,865**	12,958	14,549	40,093	5,205
Severance and other charges	**1,123**	435	1,584	2,529	582
Impairments	-	-	-	-	23,740
Other non-operating (income) expense	**(174)**	(697)	(145)	338	176
Legal settlements, net	**352**	352	969	200	(125)
Adjusted EBITDA (b)	**30,522**	30,291	27,327	26,655	13,017

(a) EBITDA is defined as net income before income taxes, interest expense, depreciation and amortization

(b) Adjusted EBITDA, a non-GAAP financial measure, is defined as income before income taxes, interest expense (net of interest income), depreciation and amortization (including amortization of developed technology), and excluding charges relating to i) legal settlements, ii) severance, and other charges, iii) impairments, iv) share-based compensation, and v) other non-operating (income) expense

Non-GAAP Reconciliation

AGILYSYS, INC.
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA AND ADJUSTED EBITDA
(UNAUDITED)

Three Months Ended

(In thousands)	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 2021
Net income (loss)	$ 4,545	$ 1,548	$ 4,075	$ 3,892	$ 3,576	$ 3,039	$ 1,982	$ 1,542	$ 982
Income tax expense	295	352	262	678	(158)	398	(232)	24	48
Income (Loss) before taxes	4,840	1,900	4,337	4,570	3,418	3,437	1,750	1,566	1,030
Depreciation of fixed assets	1,209	923	398	437	461	473	602	495	548
Amortization of intangibles	347	430	417	430	443	453	577	267	345
Amortization of developed technology	41	39	39	39	40	41	42	-	-
Interest income	(1,227)	(1,101)	(1,006)	(704)	(379)	(100)	(8)	(6)	(13)
EBITDA (a)	5,210	2,191	4,185	4,772	3,983	4,304	2,963	2,322	1,910
Share-based compensation	2,684	3,167	3,548	3,466	3,456	2,488	3,747	3,839	3,342
Severance and other charges	210	759	61	93	67	214	398	381	580
Impairments	-	-	-	-	-	-	-	-	-
Other non-operating expense (income)	(51)	159	102	(384)	(112)	(304)	(197)	52	103
Legal settlements, net	-	-	248	104	-	-	598	4	337
Adjusted EBITDA (b)	8,053	6,276	8,144	8,051	7,394	6,702	7,509	6,598	6,272

(In thousands)	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
Net income (loss)	$ 1,972	$ (24,281)	$ (2,070)	$ 5,867	$ (517)	$ (26,992)	$ (2,582)	$ (2,918)	$ (1,575)
Income tax expense	193	(518)	182	121	8	40	95	41	25
Income (Loss) before taxes	2,165	(24,799)	(1,888)	5,988	(509)	(26,952)	(2,487)	(2,877)	(1,550)
Depreciation of fixed assets	566	672	722	715	723	801	854	707	213
Amortization of intangibles	465	470	521	508	461	641	608	614	678
Amortization of developed technology	-	-	-	-	-	3,129	3,129	3,128	3,175
Interest income	(21)	(24)	(18)	(26)	(20)	(88)	(67)	(112)	(79)
EBITDA (a)	3,175	(23,681)	(663)	7,185	655	(22,469)	2,037	1,460	2,437
Share-based compensation	3,621	30,781	6,630	1,256	1,426	2,049	1,329	1,345	482
Severance and other charges	225	(233)	1,552	7	1,203	150	11	190	231
Impairments	-	-	-	-	-	23,740	-	-	-
Other non-operating expense (income)	(103)	50	95	88	106	102	(142)	108	85
Legal settlements, net	30	150	-	50	-	-	-	(119)	-
Adjusted EBITDA (b)	6,948	7,067	7,614	8,586	3,390	3,572	3,235	2,984	3,235

(a) EBITDA is defined as net income before income taxes, interest expense, depreciation and amortization

(b) Adjusted EBITDA, a non-GAAP financial measure, is defined as income before income taxes, interest expense (net of interest income), depreciation and amortization (including amortization of developed technology), and excluding charges relating to i) legal settlements, ii) severance, and other charges, iii) impairments, iv) share-based compensation, and v) other non-operating (income) expense

Non-GAAP Reconciliation

AGILYSYS, INC.
RECONCILIATION OF NET LOSS TO ADJUSTED NET INCOME FOR ADJUSTED EARNINGS PER SHARE
(UNAUDITED)

(In thousands)	TTM*	2023	2022	2021	2020
		Twelve Months Ended March 31,			
Net income (loss) attributable to common shareholders	**$ 12,220**	$ 12,746	$ 4,641	$ (23,608)	$ (34,067)
Amortization of intangibles	**1,624**	1,743	1,654	1,959	2,541
Amortization of developed technology	**158**	159	42	-	12,561
Share-based compensation	**12,865**	12,958	14,549	40,093	5,205
Impairments	-	-	-	-	-
Series A convertible preferred stock issuance costs	-	-	-	1,031	-
Severance and other charges	**1,123**	435	1,584	2,529	582
Legal settlements, net	**352**	352	969	200	(125)
Income tax adjustments	**(3,527)**	(3,274)	(2,594)	(2,710)	(4,904)
Adjusted net income (loss) (a)	**24,815**	25,119	20,846	19,494	(18,207)
Basic weighted average shares outstanding	**24,979**	24,694	24,357	23,458	23,233
Diluted weighted average shares outstanding	**26,148**	25,929	25,483	24,016	23,821
Adjusted basic earnings per share (b)	**0.99**	1.02	0.86	0.83	(0.78)
Adjusted diluted earning per share (b)	**0.95**	0.97	0.82	0.81	(0.76)

(a) Adjusted net income, a non-GAAP financial measure is defined as net income (loss) attributable to common shareholders before amortization expense (including amortization of developed technology), share-based compenation, and one-time charges including severance and other charges, impairments and legal settlements, less the related income tax effect of these adjustments, as applicable, at the Company's current combined federal and state income statutory tax rate. No income tax effect applies to one-time charges when a valuation allowance offsets their related deferred tax assets

(b) Adjusted earnings per share, a non-GAAP financial measure, is defined as adjusted net income (loss) divided by basic and diluted weighted average shares outstanding

Cash Flow

	TTM*	31-Mar FY23	31-Mar FY22	31-Mar FY21	31-Mar FY20
Operating activities					
Net income(loss) from operations	**$ 14,056**	$ 14,582	$ 6,478	$ (21,001)	$ (34,067)
Non cash adjustments, restructuring, legal settlements	**17,258**	16,355	17,683	43,969	46,260
Changes in assets & liabilities	**5,498**	3,526	4,314	5,439	(1,618)
Net cash provided by operating activities	**36,812**	34,463	28,475	28,407	10,575
Investing activities					
Capital expenditures	**(12,443)**	(7,238)	(1,197)	(1,389)	(3,420)
Cash paid for business combinations, net of cash acquired	**395**	395	(24,455)	-	-
Capitalized developed software	-	-	-	-	-
Investments	**(27)**	(27)	(27)	(2)	(27)
Net cash used in investing activities	**(12,075)**	(6,870)	(25,679)	(1,391)	(3,447)
Net cash provided by (used in) financing activities	**(13,507)**	(11,094)	(4,901)	25,316	(1,116)
Effect of exchange rate	**(17)**	(628)	(104)	195	(130)
Increase (decrease) in cash & cash equivalents	**11,213**	15,871	(2,209)	52,527	5,882
Cash & cash equivalents - beginning of period	**96,196**	96,971	99,180	46,653	40,771
Cash & cash equivalents - end of period	**$ 107,409**	$ 112,842	$ 96,971	$ 99,180	$ 46,653

CONTACT

Jessica Hennessy
Senior Director Corporate Strategy and Investor Relations
(770) 810-6116
InvestorRelations@agilysys.com